Mail Stop 4561

February 8, 2007

VIA USMAIL and FAX (617) 236 - 3311

Mr. Douglas T. Linde
Chief Financial Officer
Boston Properties Limited Partnership
111 Huntington Avenue, Suite 300
Boston, Massachusetts 02199

      Re: Boston Properties Limited Partnership
             Form 10-K for the year ended 12/31/2005
             Filed on 3/16/2006
             File No. 000-50209

Dear Mr. Douglas T. Linde:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Jorge Bonilla
                       Senior Staff Accountant